Exhibit 99.1

Aurora Cannabis Advances Premiumization Strategy by Completing Acquisition of Thrive Cannabis, and its Award-Winning Greybeard Brand, in a Margin Accretive Transaction

NASDAQ | TSX: ACB

EDMONTON, AB, May 5, 2022 /CNW/ - Aurora Cannabis Inc. (the "Company" or "Aurora") (NASDAQ: ACB) (TSX: ACB), the Canadian company defining the future of cannabinoids worldwide, today announced it has completed its previously announced acquisition of TerraFarma Inc. (parent company of Thrive Cannabis) ("Thrive") (the "Transaction") for aggregate initial consideration of $38 million paid in cash and Aurora common shares ("Aurora Shares"), and up to $30 million in potential earnout amounts, payable in cash, Aurora Shares or a combination of both (at the election of Aurora), subject to Thrive achieving certain revenue targets within two years of closing of the Transaction.

"With the transaction closing, we officially welcome Geoff Hoover and his team to Aurora," said Miguel Martin, CEO of Aurora. "We look forward to the expertise they will bring to our Canadian recreational business and Aurora's leadership in the global cannabis space."

 "We are thrilled to join the Aurora team. Through this partnership we will be able to bring our expertise in producing the highest quality product to the Aurora family of brands, which will ultimately benefit more consumers," commented Geoff Hoover, former CEO of Thrive who is joining Aurora in the role of SVP, Consumer.

The Transaction is expected to strategically strengthen Aurora's position in the Canadian market by placing the Thrive team in charge of Aurora's Canadian recreational portfolio and advancing the shift in focus to innovative premium products including dried flower, pre-rolls, vapour products, and concentrates.

About Aurora Cannabis

Aurora is a global leader in the cannabis industry, serving both the medical and consumer markets. Headquartered in Edmonton, Alberta, Aurora is a pioneer in global cannabis, dedicated to helping people improve their lives. The Company's adult-use brand portfolio includes Aurora Drift, San Rafael '71, Daily Special, and Whistler, as well as CBD brands, Reliva and KG7. Medical cannabis brands include MedReleaf, CanniMed, Aurora, Whistler Medical Marijuana Co, and Pedanios. Driven by science and innovation, and with a focus on high-quality cannabis products, Aurora's brands continue to break through as industry leaders in the medical, performance, wellness and adult recreational markets wherever they are launched. Learn more at www.auroramj.com and follow us on Twitter and LinkedIn.

Aurora's common shares trade on the NASDAQ and TSX under the symbol "ACB" and is a constituent of the S&P/TSX Composite Index.

About Thrive Cannabis

Founded in 2018, Thrive Cannabis is a vertically integrated cannabis company based in Simcoe, Ontario. Thrive is most widely known for its award-winning flagship adult-use brand, Greybeard Cannabis Co., which specializes in premium quality, small-batch craft cannabis concentrates and flower products. Thrive is also known for its adult-use wellness-oriented brand, Being. The Thrive team leverage their expertise in cannabis cultivation, extraction and product development with a singular focus on delivering the highest quality standard products to consumers. Learn more at www.thrivecannabis.ca.

Forward Looking Information

This news release includes statements containing certain "forward-looking information" within the meaning of applicable securities law ("forward-looking statements"). Forward-looking statements are frequently characterized by words such as "plan", "continue", "expect", "project", "intend", "believe", "anticipate", "estimate", "may", "will", "potential", "proposed" and other similar words, or statements that certain events or conditions "may" or "will" occur. Forward-looking statements made in this news release include, but are not limited to, statements regarding the impact that the Transaction and Thrive's management expertise will have on Aurora's Canadian recreational business and position in the global cannabis space, the advancement of Aurora's product portfolio and overall premiumization strategy, and the associated benefits to consumers.

These forward-looking statements are only predictions. Forward looking information or statements contained in this news release have been developed based on assumptions management considers to be reasonable.  Material factors or assumptions involved in developing forward-looking statements include, without limitation, publicly available information from governmental sources as well as from market research and industry analysis and on assumptions based on data and knowledge of this industry which the Company believes to be reasonable. Forward-looking statements are subject to a variety of risks, uncertainties and other factors that management believes to be relevant and reasonable in the circumstances could cause actual events, results, level of activity, performance, prospects, opportunities or achievements to differ materially from those projected in the forward-looking statements. These risks include, but are not limited to, the ability to retain key personnel, the ability to continue investing in infrastructure to support growth, the ability to obtain financing on acceptable terms, the continued quality of our products, customer experience and retention, the development of third party government and non-government consumer  sales channels, management's estimates of consumer demand in Canada and in jurisdictions where the Company exports, expectations of future results and expenses, the risk of successful integration of acquired business and operations, management's estimation that SG&A will grow only in proportion of revenue growth, the ability to expand and maintain distribution capabilities, the impact of competition, the general impact of financial market conditions, the yield from cannabis growing operations, product demand, changes in prices of required commodities, competition, and the possibility for changes in laws, rules, and regulations in the industry, epidemics, pandemics or other public health crises, including the current outbreak of COVID-19, and other risks, uncertainties and factors set out under the heading "Risk Factors" in the Company's annual information form dated September 27, 2021 (the "AIF") and filed with Canadian securities regulators available on the Company's issuer profile on SEDAR at www.sedar.com and filed with and available on the SEC's website at www.sec.gov.  The Company cautions that the list of risks, uncertainties and other factors described in the AIF is not exhaustive and other factors could also adversely affect its results. Readers are urged to consider the risks, uncertainties and assumptions carefully in evaluating the forward-looking statements and are cautioned not to place undue reliance on such information. The Company is under no obligation, and expressly disclaims any intention or obligation, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as expressly required by applicable securities law.

Neither the TSX nor its Regulation Services Provider (as that term is defined in the policies of the TSX) accepts responsibility for the adequacy or accuracy of this release.

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SOURCE Aurora Cannabis Inc.

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%CIK: 0001683541

For further information: For Media: Michelle Lefler, VP, Communications & PR, media@auroramj.com; For Investors: ICR, Inc., aurora@icrinc.com

CO: Aurora Cannabis Inc.

CNW 16:00e 05-MAY-22